Exhibit 23.1

Consent of Independent Auditors

The Board of Directors and Shareholders of

Pixelworks, Inc.

We consent to the use of our report dated January 17, 2003, with respect to the consolidated balance sheets of Pixelworks, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations, redeemable convertible preferred stock and shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 10-K/A of Pixelworks, Inc. incorporated herein by reference and to the reference to our firm under the heading “Experts” in the Registration Statement. Our report refers to a change in the accounting for goodwill.

/s/    KPMG LLP

Portland, Oregon

July 2, 2003